FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



RECEIVED
JUL 31 2003
WASH. D.C.
181
SECTION

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 29, 2003, Series 2003-6	**333-106323**

____

Name of Person Filing the Document
(If Other than the Registrant)



03028554



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.



By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: July 30, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$831,937,950 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2003-6

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank Minnesota, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is based upon Information as of July 1, 2003.

July 28, 2003

$831,937,950 (approx)

Bear Stearns ARM Trust

Mortgage Pass-Through Certificates, Series 2003-6

Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdy)	Credit Enhance. %age (2)	Interest Rate Type	Collateral Type	Index Type	Certificate Type
Group I Offered Certificates							
I-A-1	$164,361,700	AAA/Aaa	3.00%	WAC (3)	5-Yr. Hybrids	1CMT	Group I-1 Senior
I-A-2	$298,960,900	AAA/Aaa	3.00%	WAC (4)	5-Yr. Hybrids	LIBOR/CMT	Group I-2 Senior
I-X-2	Notional (5)	AAA/Aaa	3.00%	Fixed (5)	5-Yr. Hybrids	LIBOR/CMT	Group I-2 IO Senior
I-A-3	$70,399,400	AAA/Aaa	3.00%	WAC (6)	7-Yr. Hybrids	LIBOR/CMT	Group I-3 Senior
I-X-3	Notional (7)	AAA/Aaa	3.00%	Fixed (7)	7-Yr. Hybrids	LIBOR/CMT	Group I-3 IO Senior
I-B-1	$5,777,500	AA/Aa2	1.95%	WAC (8)	Total Group I	LIBOR/CMT	Crossed Subordinate
I-B-2	$4,126,600	A/A2	1.20%	WAC (8)	Total Group I	LIBOR/CMT	Crossed Subordinate
I-B-3	$3,301,500	BBB/Baa2	0.60%	WAC (8)	Total Group I	LIBOR/CMT	Crossed Subordinate
Group I Privately Offered Certificates							
I-B-4	$1,100,400	BB/NR	0.40%	WAC (8)	Total Group I	LIBOR/CMT	Crossed Subordinate
I-B-5	$1,100,400	B/NR	0.20%	WAC (8)	Total Group I	LIBOR/CMT	Crossed Subordinate
I-B-6	$1,100,647	NR	--	WAC (8)	Total Group I	LIBOR/CMT	Crossed Subordinate
Group II Offered Certificates							
II-A-1	$278,568,650	AAA/Aaa	2.70%	WAC (9)	7-Yr. Hybrids	LIBOR/CMT	Group II Senior
II-B-1	$4,008,200	AA/NR	1.30%	WAC (9)	7-Yr. Hybrids	LIBOR/CMT	Group II Subordinate
II-B-2	$1,431,500	A/NR	0.80%	WAC (9)	7-Yr. Hybrids	LIBOR/CMT	Group II Subordinate
II-B-3	$1,002,000	BBB/NR	0.45%	WAC (9)	7-Yr. Hybrids	LIBOR/CMT	Group II Subordinate
Group II Privately Offered Certificates							
II-B-4	$429,500	BB/NR	0.30%	WAC (9)	7-Yr. Hybrids	LIBOR/CMT	Group II Subordinate
II-B-5	$429,400	B/NR	0.15%	WAC (9)	7-Yr. Hybrids	LIBOR/CMT	Group II Subordinate
II-B-6	$429,534	NR	--	WAC (9)	7-Yr. Hybrids	LIBOR/CMT	Group II Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I-1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.558%.

(4) Up to and including the Distribution Date in June 2008, the Class I-A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I-2 Mortgage Loans minus 0.467%. After the Distribution Date in June 2008, the Class I-A-2 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group I-2 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.080%.

(5) Up to and including the Distribution Date in June 2008, the Class I-X-2 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.467% on a notional amount equal to the certificate principal balance of the Class I-A-2. After the Distribution Date in June 2008, the Class I-X-2 will not bear interest.

(6) Up to and including the Distribution Date in May 2010, the Class I-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I-3 Mortgage Loans minus 0.204%. After the Distribution Date in May 2010, the Class I-A-3 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group I-3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.707%.

(7) Up to and including the Distribution Date in May 2010, the Class I-X-3 Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.204% on a notional amount equal to the certificate principal balance of the Class I-A-3. After the Distribution Date in May 2010, the Class I-X-3 will not bear interest.

(8) The Class I-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the net rates of the Group I-1 Mortgage Loans, Group I-2 Mortgage Loans and Group I-3 Mortgage Loans weighted in proportion to the results of subtracting from the aggregate principal balance of each Group I Mortgage Loan Sub-Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.599%.

(9) The Class II-A and Class II-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.886%.

Depositor/Seller:	Structured Assets Mortgage Investments II Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators/Underlying Servicers:	The Underlying Servicers for the Mortgage Loans are Wells Fargo Home Mortgage, Inc. (approximately 40%), Countrywide Home Loan, Inc. (approx. 29%), ABN Amro (approximately 20%), Alliance Mortgage (approx. 5%), Cendant Mortgage Corporation (approximately 3%), GMAC Mortgage Corporation (approximately 3%), and Chevy Chase (approx. 1%) . All of the Mortgage Loans were originated or acquired by their respective underlying servicer other than the loans serviced by Alliance which were originated by Mortgage IT (approximately 5%).
Cut-off Date:	July 1, 2003
Closing Date:	July 31, 2003
Rating Agencies:	Standard & Poor's and Moody's Investors Service
Legal Structure:	REMIC
Optional Call:	The cleanup calls will be separate for each Group. The Group I clean up call will be at 10% of the original principal balance of the Group I Mortgage Loans and the Group II clean up call will be at 10% of the original principal balance of the Group II Mortgage Loans.
Distribution Date:	25th of each month, or next business day, commencing August 25, 2003
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade.Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class I-B Certificates will be cross-collateralized subordinate certificates issued for the Group I mortgage pool. The Group I and Group II Certificates are not cross-collateralized except for certain Special Hazard Losses in

limited circumstances as further described in the Prospectus Supplement.

ERISA: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The Senior Certificates and Class I-B-1 and Class II-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Each Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: Each Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Collateral Description: As of July 1, 2003, the aggregate principal balance of the Mortgage Loans described herein is expected to be approximately $837 million. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, One-Year CMT or Six-Month LIBOR indexed mortgage loans with initial rate adjustments occurring either five or seven years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Each mortgage loan is fully amortizing over their original term (generally 30-years) other than approximately 21% of the mortgage pool that allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected as of July 1, 2003):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Gr Max Rate	Mos to Roll
1-1	20.26%	4.933%	4.558%	358	2.749%	2.374%	2.000%	2.000%	9.933%	58
1-2	36.84%	4.823%	4.547%	359	2.307%	2.031%	4.986%	1.848%	9.833%	59
1-3	8.68%	5.286%	4.911%	358	2.687%	2.312%	4.974%	1.915%	10.299%	82
Group I Total:	**65.78%**	**4.918%**	**4.599%**	**359**	**2.493%**	**2.174%**	**4.066%**	**1.904%**	**9.925%**	**62**
Group II Total:	**34.22%**	**5.259%**	**4.886%**	**358**	**2.720%**	**2.347%**	**5.000%**	**1.960%**	**10.263%**	**82**
Totals:	**100%**	**5.035%**	**4.697%**	**358**	**2.571%**	**2.233%**	**4.386%**	**1.923%**	**10.041%**	**69**

*The servicing fee on hybrid loans that are serviced by Countrywide with initial fixed rate periods of five years or seven years will be increased from 0.250% to 0.375% at the rate adjustment date.

See the attached collateral descriptions for more information. NOTE: the information related to the Mortgage Loans described herein reflects information as of the July 1, 2003. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the respective originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class I-B Certificates are cross-collateralized and provide credit enhancement for the Class I-A-1, Class I-A-2 and Class I-A-3

Certificates. The Class II-B Certificates provide credit enhancement for the Class II-A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Group I Available Funds:

1. Payment of interest to the holders of the Class I-A-1, Class I-A-2, Class I-X-1, Class I-A-3 and Class I-X-2 Certificates at a rate equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Class I-B Certificates in order of their numerical class designations, beginning with the Class I-B-1 Certificates, so that each such Class shall receive (a) interest at a rate equal to its Pass-Through Rate (as described on page 2 hereof), and (b) such class' Allocable Share of the Group I Subordinate Optimal Principal Amount.

Group II Available Funds:

1. Payment of interest to the holders of the Class II-A Certificates at a rate equal to its Pass-Through Rate (as described on page 2 hereof);
2. Payment of principal to the holders of the Class II-A Certificates in an amount equal to the Group II Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Class II-B Certificates in order of their numerical class designations, beginning with the Class II-B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Group II Mortgage Loans, and (b) such class' Allocable Share of the Group II Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans in their respective Loan Group up to and including July 2010. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to July 2006, 20% or b) after July 2006, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Group I Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class I-B-6 Certificates, until the Certificate Principal Balance of each Group I Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I-1 Mortgage Loans will be allocated to the Class I-A-1 Certificates, realized losses on the Group I-2 Mortgage Loans will be allocated to the Class I-A-2 Certificates and realized losses on the Group I-3 Mortgage Loans will be allocated to the Class I-A-3 Certificates.

Realized Losses on the Group II Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class II-B-6 Certificates, until the Certificate Principal Balance of each Group II Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSARM 2003-06

PROD TYPE2	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg GROSS COUPON MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER CAP	Wtd Avg NET COUPON MARGIN	Wtd Avg ARM MAX RATE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg AGE	Wtd Avg REMAINING TERM	Wtd Avg EFF LTV	Wtd Avg FICO SCORE	Wtd Avg MO ROLL
1a. 5 YR HYBRI	326	169,445,087.58	20.26	4.933	4.558	3.750	5.500	519,770.21	2.749	2.000	2.000	2.374	9.933	360	2	358	66.52	741	58
1b. 5 YR HYBRI	638	308,207,172.20	36.84	4.823	4.547	3.655	7.250	483,083.34	2.307	4.986	1.848	2.031	9.833	360	1	359	69.78	724	59
1c. 7 YR HYBRI	157	72,576,787.91	8.68	5.286	4.911	4.000	6.125	462,272.53	2.687	4.974	1.915	2.312	10.299	360	2	358	65.08	732	82
2a. 7 YR HYBRI	602	286,298,934.60	34.22	5.259	4.886	4.380	6.875	475,579.63	2.720	5.000	1.960	2.347	10.263	360	2	358	65.52	746	82
TOTAL	**1,723**	**836,527,982.29**	**100.00**	**5.035**	**4.697**	3.655	7.250	**485,506.66**	**2.571**	**4.385**	**1.923**	**2.233**	**10.041**	**360**	**1**	**358**	**67.26**	**736**	**69**

Current Balance

CURRENT BALANCE	Group1a	Group1b	Group1c	Group2	Total
- 100,000	0.00	0.08	0.38	0.12	0.10
100,001 - 150,000	0.00	0.25	0.38	0.64	0.34
150,001 - 200,000	0.00	0.75	0.45	0.77	0.58
200,001 - 250,000	0.00	0.87	1.26	0.85	0.72
250,001 - 300,000	0.00	1.11	1.14	2.12	1.24
300,001 - 350,000	3.20	6.28	3.73	5.14	5.04
350,001 - 400,000	16.46	19.17	13.76	14.35	16.50
400,001 - 450,000	13.35	11.08	19.29	14.90	13.56
450,001 - 500,000	20.29	11.91	18.28	14.02	14.88
500,001 - 550,000	6.84	9.53	10.65	10.36	9.37
550,001 - 600,000	6.09	10.32	6.46	7.69	8.23
600,001 - 650,000	5.60	9.45	13.06	10.04	9.19
650,001 - 700,000	2.36	3.31	1.93	0.48	2.03
700,001 - 750,000	4.32	1.90	0.00	2.55	2.45
750,001 - 800,000	1.40	1.50	3.22	2.70	2.04
800,001 - 850,000	4.39	1.61	2.27	2.01	2.37
850,001 - 900,000	2.58	1.12	2.37	2.44	1.98
900,001 - 950,000	4.36	0.91	0.00	1.29	1.66
950,001 - 1,000,000	8.78	4.84	1.38	6.59	5.94
1,000,001 +	0.00	3.98	0.00	0.92	1.78
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan to Value

LOAN TO VALUE	Group1a	Group1b	Group1c	Group2	Total
0.01 - 30.00	1.66	1.56	2.03	2.98	2.11
30.01 - 40.00	4.82	2.93	4.54	3.16	3.53
40.01 - 50.00	8.00	4.36	7.71	8.46	6.79
50.01 - 60.00	11.51	9.35	16.95	15.88	12.68
60.01 - 65.00	9.16	11.14	7.92	9.88	10.03
65.01 - 70.00	13.81	12.50	29.18	19.36	16.56
70.01 - 75.00	21.01	15.12	5.88	9.32	13.53
75.01 - 80.00	27.31	40.26	22.63	29.53	32.44
80.01 - 85.00	0.29	0.20	1.84	0.39	0.43
85.01 - 90.00	2.20	0.72	0.00	0.58	0.91
90.01 - 95.00	0.23	1.85	1.31	0.44	0.99
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Gross Rate

CURRENT GROSS COUPON	1a	1b	1c	2a	Total
- 4.999	49.02	63.43	14.80	12.60	38.90

Bear, Stearns & Co. Inc.
dcerchio

BSARM 2003-06

Gross Rate

CURRENT GROSS COUPON	1a	1b	1c	2a	Total
5.000 - 5.249	33.15	19.33	14.34	26.07	24.00
5.250 - 5.499	15.08	10.63	31.33	33.91	21.29
5.500 - 5.749	2.75	3.50	33.69	22.50	12.47
5.750 - 5.999	0.00	1.72	5.01	4.13	2.48
6.000 - 6.249	0.00	1.10	0.83	0.38	0.61
6.250 - 6.499	0.00	0.11	0.00	0.30	0.14
6.750 - 6.999	0.00	0.12	0.00	0.11	0.08
7.250 - 7.499	0.00	0.05	0.00	0.00	0.02
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	1a	1b	1c	2a	Total
- 600	0.23	0.17	0.00	0.00	0.11
621 - 640	1.17	0.48	1.98	0.00	0.59
641 - 660	3.35	13.83	4.56	0.00	6.17
661 - 680	5.59	6.10	6.29	1.16	4.32
681 - 700	10.60	8.34	10.19	11.80	10.14
701 - 720	5.45	14.68	13.93	12.88	12.13
721 - 740	12.98	15.98	15.39	15.57	15.18
741 - 760	22.04	15.89	18.04	20.04	18.75
761 - 780	21.62	15.15	18.74	22.61	19.32
781 - 800	15.81	8.30	9.32	13.14	11.56
801 +	1.16	1.09	1.55	2.81	1.73
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	1a	1b	1c	2a	Total
181 - 240	0.00	0.00	0.00	0.06	0.02
360 - 360	100.00	100.00	100.00	99.94	99.98
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Gross Margin

GROSS COUPON MARGIN	1a	1b	1c	2a	Total
2.000 - 2.249	0.00	1.05	7.90	4.03	2.45
2.250 - 2.499	0.00	87.52	1.28	0.00	32.36
2.500 - 2.749	0.56	0.00	0.00	0.00	0.11
2.750 - 2.999	99.44	10.94	90.82	95.97	64.90
3.000 - 3.249	0.00	0.34	0.00	0.00	0.13
3.500 - 3.749	0.00	0.14	0.00	0.00	0.05
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Maximum Rate

ARM MAX RATE	1a	1b	1c	2a	Total
8.500 - 8.999	0.28	2.10	0.00	0.00	0.83
9.000 - 9.499	1.70	15.39	5.37	0.16	6.54
9.500 - 9.999	47.04	45.94	9.43	12.44	31.53
10.000 - 10.499	48.23	29.54	44.39	59.84	44.98
10.500 - 10.999	2.75	4.97	38.70	26.64	14.86
11.000 - 11.499	0.00	1.62	2.11	0.68	1.01
11.500 - 11.999	0.00	0.19	0.00	0.11	0.11

Bear, Stearns & Co. Inc.
dcerchio

BSARM 2003-06

Maximum Rate					
ARM MAX RATE	1a	1b	1c	2a	Total
12.000 - 12.499	0.00	0.07	0.00	0.00	0.03
12.500 - 12.999	0.00	0.12	0.00	0.00	0.05
13.000 - 13.499	0.00	0.05	0.00	0.14	0.07
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

State					
STATE	1a	1b	1c	2a	Total
AL	0.56	0.15	0.00	0.43	0.32
AR	0.00	0.00	0.00	0.16	0.06
AZ	2.24	1.22	1.93	1.76	1.67
CA	18.42	59.44	49.83	41.08	44.01
CO	2.04	2.62	3.98	2.77	2.67
CT	2.82	0.85	0.00	1.21	1.30
DC	1.68	0.96	3.07	1.96	1.63
DE	0.00	0.00	0.53	0.16	0.10
FL	3.42	1.85	2.04	3.07	2.61
GA	2.40	1.45	0.97	2.26	1.88
HI	0.00	0.57	0.00	0.58	0.41
IA	0.00	0.00	0.00	0.37	0.13
ID	0.00	0.00	0.00	0.35	0.12
IL	12.98	4.63	1.27	4.04	5.83
IN	0.00	0.18	0.79	0.21	0.21
KS	0.00	0.30	0.00	0.45	0.26
KY	0.00	0.16	0.69	0.18	0.18
LA	0.00	0.38	0.00	0.00	0.14
MA	3.65	5.77	1.98	2.11	3.76
MD	3.25	1.16	2.28	3.62	2.52
MI	10.11	1.81	1.41	1.69	3.42
MN	3.47	0.40	0.00	1.96	1.52
MO	2.44	0.29	0.61	2.70	1.58
NC	2.19	1.55	3.00	1.30	1.72
ND	0.00	0.00	0.00	0.14	0.05
NE	0.00	0.00	0.00	0.45	0.15
NH	0.28	0.19	0.00	0.02	0.14
NJ	2.58	2.32	2.95	4.18	3.06
NM	0.00	0.00	0.00	0.49	0.17
NV	0.93	0.51	0.00	0.69	0.61
NY	2.47	0.82	6.66	4.22	2.83
OH	2.18	0.52	1.26	1.05	1.10
OK	0.20	0.00	0.00	0.00	0.04
OR	0.23	0.32	0.58	0.60	0.42
PA	0.00	0.31	0.58	0.81	0.44
SC	0.24	0.00	1.37	0.82	0.45
TN	0.00	0.29	0.00	0.00	0.11
TX	1.73	2.38	2.26	3.16	2.50
UT	1.88	0.50	0.00	0.41	0.71
VA	4.78	2.13	6.79	5.08	4.08
VT	0.24	0.00	0.00	0.00	0.05
WA	9.47	2.81	3.17	2.81	4.19
WI	0.91	1.05	0.00	0.63	0.79
WV	0.22	0.00	0.00	0.00	0.04
WY	0.00	0.12	0.00	0.00	0.05

BSARM 2003-06

State

STATE	1a	1b	1c	2a	Total
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Net Rate

CURRENT NET COUPON	1a	1b	1c	2a	Total
- 4.999	95.18	83.43	45.18	54.86	72.71
5.000 - 5.249	4.82	10.61	35.48	34.19	19.66
5.250 - 5.499	0.00	3.32	18.50	8.52	5.75
5.500 - 5.749	0.00	1.48	0.18	1.87	1.20
5.750 - 5.999	0.00	0.99	0.65	0.16	0.47
6.000 - 6.249	0.00	0.12	0.00	0.30	0.15
6.250 - 6.499	0.00	0.05	0.00	0.00	0.02
6.500 - 6.749	0.00	0.00	0.00	0.11	0.04
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Remaining Term

REMAINING TERM	1a	1b	1c	2a	Total
181 - 240	0.00	0.00	0.00	0.06	0.02
241 - 359	100.00	91.20	100.00	96.74	95.64
360 - 360	0.00	8.80	0.00	3.20	4.33
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Purpose

LOAN PURP	1a	1b	1c	2a	Total
CASH OUT REFINANCE	16.19	14.11	16.27	12.47	14.16
PURCHASE	21.41	33.15	36.36	32.64	30.87
RATE/TERM REFINANCE	62.40	52.75	47.38	54.89	54.97
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	1a	1b	1c	2a	Total
INVESTOR	0.00	3.02	0.00	0.00	1.11
OWNER OCCUPIED	94.37	96.91	98.32	96.05	96.23
SECOND HOME	5.63	0.07	1.68	3.95	2.66
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	1a	1b	1c	2a	Total
2-4 FAMILY	0.27	0.46	1.39	0.00	0.34
CO-OP	0.00	0.00	0.00	0.79	0.27
CONDO	7.39	8.50	2.35	6.65	7.11
HIRISE-CONDO	1.69	0.00	0.93	2.49	1.28
PUD	11.89	27.68	4.66	2.73	13.95
SINGLE FAMILY	78.28	63.35	90.68	87.35	76.96
TOWNHOUSE	0.49	0.00	0.00	0.00	0.10
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Months to Roll

MO ROLL	1a	1b	1c	2a	Total
37 - 42	0.00	0.14	0.00	0.00	0.05

BSARM 2003-06

Months to Roll

MO ROLL	1a	1b	1c	2a	Total
43 - 48	0.00	0.06	0.00	0.00	0.02
49 - 54	2.27	0.49	0.00	0.00	0.64
55 - 60	97.73	99.30	0.00	0.00	56.38
61 - 66	0.00	0.00	0.00	0.41	0.14
73 - 78	0.00	0.00	0.00	1.00	0.34
79 - 84	0.00	0.00	100.00	98.59	42.42
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Documentation

DOCTYPE	1a	1b	1c	2a	Total
FULL DOCUMENTATION	100.00	63.80	61.90	68.21	72.48
GMAC SELECT	0.00	0.69	0.00	0.14	0.30
GMAC SUPER SELECT	0.00	0.51	0.00	0.00	0.19
NO DOCUMENTAION	0.00	0.00	5.07	6.96	2.82
REDUCED DOCUMENTATION	0.00	34.89	33.04	24.69	24.17
STREAMLINE	0.00	0.11	0.00	0.00	0.04
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Issuer

POOLI	1a	1b	1c	2a	Total
ABNAMRO	100.00	0.00	0.00	0.00	20.26
CENDANT	0.00	1.79	9.32	4.92	3.15
CHEVY	0.00	0.00	1.28	0.00	0.11
COUNTRYWIDE	0.00	77.87	0.00	0.00	28.69
GMAC	0.00	6.21	0.00	1.74	2.88
MORTGAGE IT	0.00	14.13	0.00	0.00	5.21
WELLS	0.00	0.00	89.40	93.34	39.70
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

JKARM-0306 Class A1 (I-A-1) 5/1 <P>

Orig Bal 164,361,700 Fac 1.00000 Coup 4.558 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-yr TRES + 2.3740 Cap 9.5580 @ 7.1840 Floor 2.3740 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.11000%	1.11000%	1.11000%	1YR_TRES
	1.20000%	1.20000%	1.20000%	1Y_LIB
	1.12250%	1.12250%	1.12250%	6M_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
101: 4	3.91	3.89	3.69	Yield
	4.26	2.78	1.71	Duration
101: 8	3.88	3.84	3.62	Yield
	4.26	2.78	1.71	Duration
101:12	3.85	3.80	3.55	Yield
	4.27	2.79	1.71	Duration
101:16	3.82	3.76	3.48	Yield
	4.27	2.79	1.72	Duration
101:20	3.79	3.71	3.40	Yield
	4.28	2.80	1.72	Duration
101:24	3.77	3.67	3.33	Yield
	4.28	2.80	1.72	Duration
101:28	3.74	3.62	3.26	Yield
	4.29	2.80	1.72	Duration
102: 0	3.71	3.58	3.19	Yield
	4.30	2.81	1.73	Duration
102: 4	3.68	3.54	3.12	Yield
	4.30	2.81	1.73	Duration

JKARM-0306

JKARM-0306 Class AB (II-A-1) 5/1 <P>

Orig Bal 298,960,900 Fac 1.00000 Coup 4.080 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-yr LIBOR + 2.0310 Cap 9.5570 @ 7.5260 Floor 2.0310 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: AB (II-A-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.11000%	1.11000%	1.11000%	1YR_TRES
	1.20000%	1.20000%	1.20000%	1Y_LIB
	1.12250%	1.12250%	1.12250%	6M_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
101: 4	3.51	3.47	3.25	Yield
	4.41	2.86	1.74	Duration
101: 8	3.48	3.42	3.18	Yield
	4.42	2.86	1.74	Duration
101:12	3.46	3.38	3.11	Yield
	4.42	2.87	1.75	Duration
101:16	3.43	3.34	3.04	Yield
	4.43	2.87	1.75	Duration
101:20	3.40	3.29	2.97	Yield
	4.43	2.87	1.75	Duration
101:24	3.37	3.25	2.90	Yield
	4.44	2.88	1.75	Duration
101:28	3.35	3.21	2.83	Yield
	4.45	2.88	1.76	Duration
102: 0	3.32	3.17	2.76	Yield
	4.45	2.89	1.76	Duration
102: 4	3.29	3.12	2.69	Yield
	4.46	2.89	1.76	Duration

JKARM-0306

JKARM-0306 Class AB (II-A-1) 5/1 <P>

Orig Bal 298,960,900 Fac 1.00000 Coup 4.080 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-yr LIBOR + 2.0310 Cap 9.5570 @ 7.5260 Floor 2.0310 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: AB (II-A-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.11000%	1.11000%	1.11000%	1YR_TRES
	1.20000%	1.20000%	1.20000%	1Y_LIB
	1.12250%	1.12250%	1.12250%	6M_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
101: 7+	3.49	3.43	3.19	Yield
	4.42	2.86	1.74	Duration
101:11+	3.46	3.39	3.12	Yield
	4.42	2.86	1.75	Duration
101:15+	3.43	3.34	3.05	Yield
	4.43	2.87	1.75	Duration
101:19+	3.40	3.30	2.98	Yield
	4.43	2.87	1.75	Duration
101:23+	3.38	3.26	2.91	Yield
	4.44	2.88	1.75	Duration
101:27+	3.35	3.21	2.84	Yield
	4.45	2.88	1.76	Duration
101:31+	3.32	3.17	2.77	Yield
	4.45	2.88	1.76	Duration
102: 3+	3.29	3.13	2.70	Yield
	4.46	2.89	1.76	Duration
102: 7+	3.27	3.09	2.63	Yield
	4.46	2.89	1.76	Duration

JKARM-0306

JKARM-0306 Class AB (II-A-1) 5/1 <P>

Orig Bal 298,960,900 Fac 1.00000 Coup 4.080 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-yr LIBOR + 2.0310 Cap 9.5570 @ 7.5260 Floor 2.0310 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: AB (II-A-1)

Price	15% CPP 1.11000% 1.20000% 1.12250% 0.00000% 0.00000%	25% CPP 1.11000% 1.20000% 1.12250% 0.00000% 0.00000%	40% CPP 1.11000% 1.20000% 1.12250% 0.00000% 0.00000%	prepay losses 1YR_TRES 1Y_LIB 6M_LIB PUT_FLAG STEP_OVERRIDE
101: 8	3.48	3.42	3.18	Yield
	4.42	2.86	1.74	Duration
101:12	3.46	3.38	3.11	Yield
	4.42	2.87	1.75	Duration
101:16	3.43	3.34	3.04	Yield
	4.43	2.87	1.75	Duration
101:20	3.40	3.29	2.97	Yield
	4.43	2.87	1.75	Duration
101:24	3.37	3.25	2.90	Yield
	4.44	2.88	1.75	Duration
101:28	3.35	3.21	2.83	Yield
	4.45	2.88	1.76	Duration
102: 0	3.32	3.17	2.76	Yield
	4.45	2.89	1.76	Duration
102: 4	3.29	3.12	2.69	Yield
	4.46	2.89	1.76	Duration
102: 8	3.26	3.08	2.62	Yield
	4.46	2.89	1.76	Duration

JKARM-0306

JKARM-0306 Class AE (III-A-1) 7/1 <P>

Orig Bal 70,399,400 Fac 1.00000 Coup 4.707 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-yr LIBOR + 2.3120 Cap 9.9240 @ 7.6120 Floor 2.3120 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G03

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: AE (III-A-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.11000%	1.11000%	1.11000%	1YR_TRES
	1.20000%	1.20000%	1.20000%	1Y_LIB
	1.12250%	1.12250%	1.12250%	6M_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
101:13	4.09	4.02	3.72	Yield
	4.27	2.79	1.72	Duration
101:17	4.06	3.97	3.65	Yield
	4.27	2.80	1.72	Duration
101:21	4.03	3.93	3.58	Yield
	4.28	2.80	1.72	Duration
101:25	4.00	3.89	3.50	Yield
	4.28	2.81	1.73	Duration
101:29	3.97	3.84	3.43	Yield
	4.29	2.81	1.73	Duration
102: 1	3.94	3.80	3.36	Yield
	4.29	2.81	1.73	Duration
102: 5	3.91	3.76	3.29	Yield
	4.30	2.82	1.73	Duration
102: 9	3.89	3.71	3.22	Yield
	4.30	2.82	1.74	Duration
102:13	3.86	3.67	3.15	Yield
	4.31	2.83	1.74	Duration

JKARM-0306B Class A1 (I-A-1) 7/1 <P>

Orig Bal 278,568,650 Fac 1.00000 Coup 4.886 Mat / / Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-yr TRES + 2.3470 Cap 9.8900 @ 7.5430 Floor 2.3470 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.11000%	1.11000%	1.11000%	1YR_TRES
	1.20000%	1.20000%	1.20000%	1Y_LIB
	1.12250%	1.12250%	1.12250%	6M_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
101: 6	4.29	4.26	4.02	Yield
	4.26	2.79	1.72	Duration
101:10	4.26	4.22	3.95	Yield
	4.27	2.80	1.72	Duration
101:14	4.23	4.18	3.88	Yield
	4.27	2.80	1.72	Duration
101:18	4.20	4.13	3.81	Yield
	4.28	2.80	1.73	Duration
101:22	4.17	4.09	3.73	Yield
	4.28	2.81	1.73	Duration
101:26	4.15	4.04	3.66	Yield
	4.29	2.81	1.73	Duration
101:30	4.12	4.00	3.59	Yield
	4.30	2.82	1.73	Duration
102: 2	4.09	3.96	3.52	Yield
	4.30	2.82	1.74	Duration
102: 6	4.06	3.92	3.45	Yield
	4.31	2.82	1.74	Duration